EXHIBIT 12.1
PROLOGIS
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Year Ended December 31,
	2008	2007	2006	2005	2004
Earnings (loss) from continuing operations (1)	$(195,408)	$987,744	$714,151	$300,988	$215,815
Add:
Minority interest	3,837	4,814	3,451	5,243	4,875
Income taxes	68,011	66,855	29,786	26,672	43,562
Interest expense	341,305	368,512	295,629	176,698	152,537

Earnings as adjusted	$217,745	$1,427,925	$1,043,017	$509,601	$416,789

Fixed charges:
Interest expense	$341,305	$368,512	$295,629	$176,698	$152,537
Capitalized interest	148,685	121,656	95,635	63,020	37,374

Total fixed charges	$489,990	$490,168	$391,264	$239,718	$189,911

Ratio of earnings as adjusted to fixed charges	0.4	2.9	2.7	2.1	2.2

(1)	The loss from continuing operations for 2008 includes impairment charges of $901.8 million that are discussed in our Consolidated Financial Statements in Item 8. Due to these impairment charges, our fixed charges exceed our earnings as adjusted by $272.2 million.